EXEMPTION NUMBER
82-4485

CHAMPION NATURAL HEALTH.COM INC.
7 Bishop Avenue
Suite 404
Toronto, Ontario
M2M 4J4
(416) 250-6699
FAX(416) 250-7726

DELIVERED BY FAX 1-202-942-9624


03029526

03 AUG 2? PM 7:21

August 20, 2003

Mr. Elliott Staffin Esq.
Office of International Corporate Finance
Mail Stop 3-2
U.S. Securities and Exchange Commission
450 5th Street, N.W.
Washington, D.C.
U.S.A. 20549

SUPPL

Re: Rule 12g3-2(b)
ISSUER: CHAMPION NATURAL HEALTH.COM INC. ("CHAMPION")
EXEMPTION NO. 82-4485

Champion Natural Health.com Inc. ("Champion")
Filing of June 30, 2003 first quarter financial statements

Dear Sir:

Please find enclosed a copy of Champion's June 30, 2003 first quarter financial statements.

These documents are being filed with the SEC to maintain Champion's status as an exempt company on your 12g3-2(b) exempt company list.

Please call if you have any questions.

PROCESSED
SEP 04 2003
THOMSON FINANCIAL

Yours truly
Champion Natural Health.com Inc.

Larry Melnick
President

dlw 8/27

CHAMPION NATURAL HEALTH.COM INC.

INTERIM FINANCIAL STATEMENTS
(Unaudited - Prepared by Management)

JUNE 30, 2003

82-4485

CHAMPION NATURAL HEALTH.COM INC.

JUNE 30, 2003

CONTENTS

Exemption Number 82-4481

CHAMPION NATURAL HEALTH.COM INC.

INTERIM BALANCE SHEET
(Unaudited - Prepared by Management)

ASSETS

	June 30 2003	March 31 2003
CURRENT		
Cash and cash equivalents	$ 12,722	$ 13,668
Sundry receivable	6,164	4,580
Mortgage receivable	95,000	95,000
	113,886	113,248
INTANGIBLE ASSETS	175,000	200,000
PROPERTY, PLANT AND EQUIPMENT	95,084	96,288
	$ 383,970	$ 409,536

LIABILITIES

	June 30 2003	March 31 2003
CURRENT		
Accounts payable and accrued liabilities (Note 3)	$ 26,078	$ 12,597
LOANS PAYABLE	73,109	70,609
	99,187	83,206

SHAREHOLDERS' EQUITY

	June 30 2003	March 31 2003
CAPITAL STOCK	3,154,902	3,154,902
CONTRIBUTED SURPLUS	10,211	10,211
DEFICIT	(2,880,330)	(2,838,783)
	284,783	326,330
	$ 383,970	$ 409,536

See accompanying notes to financial statements.

CHAMPION NATURAL HEALTH.COM INC.

INTERIM STATEMENT OF LOSS AND DEFICIT
(Unaudited - Prepared by Management)

	For the Three Months Ended June 30	
	2003	**2002**
REVENUE		
Interest	$ 2,384	$ 2,817
EXPENSES		
Officers' remuneration	9,000	6,000
Shareholders' information	76	841
Professional fees	3,437	10,089
General	1,010	6,588
Transfer agent's fees and expenses	1,162	990
Maintenance fees	2,727	1,567
Interest	315	350
Amortization	26,204	38,767
	43,931	65,192
NET LOSS FOR THE PERIOD	(41,547)	(62,375)
DEFICIT, beginning of period	(2,838,783)	(2,449,374)
DEFICIT, end of period	$ (2,880,330)	$ (2,511,749)
LOSS PER BASIC AND FULLY DILUTED SHARE	$ (0.01)	$ (0.01)

See accompanying notes to financial statements.

CHAMPION NATURAL HEALTH.COM INC.

INTERIM STATEMENT OF CASH FLOWS
(Unaudited - Prepared by Management)

	For the Three Months Ended June 30 2003	2002
OPERATING ACTIVITIES		
Net loss for the period	$ (41,547)	$ (62,375)
Amortization	26,204	38,767
	(15,343)	(23,608)
Change in non-cash components of working capital		
Sundry receivable	(1,584)	(822)
Accounts payable and accrued liabilities	13,481	7,531
	11,897	6,709
	(3,446)	(16,899)
INVESTING ACTIVITY		
Mortgage receivable	-	385
FINANCING ACTIVITY		
Loans payable	2,500	(64,200)
CHANGE IN CASH AND CASH EQUIVALENTS	(946)	(80,714)
CASH AND CASH EQUIVALENTS, beginning of period	13,668	196,535
CASH AND CASH EQUIVALENTS, end of period	$ 12,722	$ 115,821

See accompanying notes to financial statements.

CHAMPION NATURAL HEALTH.COM INC.

NOTES TO INTERIM FINANCIAL STATEMENTS
(Unaudited - Prepared by Management)

JUNE 30, 2003

1. DESCRIPTION OF BUSINESS

The company is currently an investment-holding company with investments in natural health industry.

2. BASIS OF PRESENTATION

These interim financial statements should be read in conjunction with the financial statements for the Company's most recently completed fiscal year ended March 31, 2003. They do not include all disclosures required in annual financial statements but rather are prepared in accordance with recommendations for interim financial statements in conformity with Canadian general accepted accounting principles. They have been prepared using the same accounting policies, and methods as those used in the March 31, 2003 accounts.

The preparation of interim financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the interim financial statements and the revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. RELATED PARTY TRANSACTIONS

(a) Loans payable to an officer and directors are due after March 31, 2004 year-end and consist of the following:

	June 30 2003	March 31 2003
(i) Non-interest bearing	$ 10,015	$ 7,515
(ii) Bearing interest at rates varying between Nil and 4%	63,094	63,094
	$ 73,109	$ 70,609

(b) Accounts payable and accrued liabilities include $9,000 (March 31, 2003 - $Nil) in accrued salary to an officer.

4. SUBSEQUENT EVENTS

(a) On July 9, 2003, the second mortgage receivable was discharged.

(b) On August 14, 2003, the company acquired all of the issued and outstanding shares of Wellbeing Inc. in an arms length transction for US$257,100. The purchase price of US$257,100 was satisfied by CDN$10,000 cash and 500,000 units of the company, each unit comprised of one subordinate voting share in the capital of the company and one subordinate voting share purchase warrant, each warrant entitling the vendor to purchase a subordinate voting share of the company for an exercise price of US$0.60 for a period of two years following the closing. Wellbeing Inc. is a start-up company engaged in the self-referral preventative health care business utilizing total body MRI scanning through consumer retail clinics.